SEC File No. 70-9835





                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               AMENDMENT NO. 1 to
                                    FORM U-1
                                   DECLARATION
                                      UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")
                                GPU, Inc. ("GPU")
                               300 Madison Avenue
                              Morristown, NJ 07962

            (Name of companies filing this statement and addresses of
                          principal executive offices)

                                    GPU, INC.
          (Name of top registered holding company parent of applicant)


Terrance G. Howson,                      Douglas E. Davidson, Esq.
Vice President and Treasurer             Thelen Reid & Priest LLP
Scott L. Guibord, Secretary              40 West 57th Street
Michael J. Connolly, Esq.                New York, New York 10019
Vice President - Law
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962


                   (Names and addresses of agents for service)





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     GPU hereby  amends its  declaration  on Form U-1,  docketed in SEC File No.
70-9835,  as follows:

     (1) Item 1, Section A, Paragraph 1, is hereby amended by deleting the second sentence thereof and inserting in lieu thereof the following:

          "On April 26, 2000, MYR was merged with and into GPU Acquisition Corp., a wholly-owned subsidiary of GPU, and became a wholly-owned non-utility subsidiary of GPU."

     (2) Item 1, Section D, Paragraph 1, is hereby amended by adding the following at the end thereof:

          "The Eurodollar Rate fixes an interest rate for an interest period of, at MYR's election, either one, two, three or six months. The Floating Rate may vary on any day and a Fixed Rate fixes an interest rate for periods of up to 30 days. In selecting an interest rate option, MYR will endeavor to achieve, over the term of the New Credit Agreement, the lowest overall interest expense."

     (3) Item 1, Section D, Paragraph 2, is hereby amended by adding the following sentence after the first sentence thereof:

          "The British Bankers' Association Interest Settlement Rate for deposit in U.S. dollars is a published interest rate for offers to place deposits in U.S. dollars with first-class banks in the London interbank market for one, two, three and six-month interest periods which appears on Reuters Screen FRBD and other financial information services."

     (4) Item 1, Section D, Paragraph 3, is hereby amended by adding the following at the end thereof:

          "The Federal Funds effective rate means, for any day, an interest rate equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers on such day, as published by the Federal Reserve Bank of New York."

     (5) Item 1, Section D, Paragraph 4, is hereby amended by deleting such Paragraph 4 and inserting in lieu thereof the following:

          "The Fixed Rate is a fixed rate for a period of up to 30 days determined by mutual agreement of MYR and the lender under the New Credit Agreement. The Fixed Rate is only available under the New Credit Agreement when there is only one lender."

     (6) Item 1, Section I, Paragraph 1, is hereby amended by adding the following at the end thereof:

          "GPU  will  not  charge  MYR  any  fee  for  the  issuance  of the GPU
          Guaranty."

















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


                                         SIGNATURE
                                         ---------


          PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                       GPU, INC.




                                       By: /s/  T. G. Howson
                                          ------------------------------
                                           T. G. Howson
                                           Vice President and Treasurer








Date:  March 1, 2001





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